BARNES & THORNBURG llp
http://www.btlaw.com	300 Ottawa Avenue NW
Suite 500
Grand Rapids, MI 49503-2311

Switchboard: (616) 742-3930
Fax: (616) 742-3999
Direct Dial: (616) 742-3933
R. Paul Guerre	E-mail: pguerre@btlaw.com

December 19, 2008

Larry Spirgel, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549-3720

Re:	MISCOR Group, Ltd. (“MISCOR”)
Form 10-K (“10-K”) for the fiscal year ended December 31, 2007
Filed March 31, 2008
Form 10-Q for the quarterly period ended September 28, 2008
File No. 000-52380

Dear Mr. Spirgel:

We received your letter dated November 21, 2008, detailing your office’s review of the above-referenced filings.  On behalf of MISCOR, we provide the following responses to those comments. For your convenience, I have reproduced your comments and requests for information in bold below followed by our responses in regular type.

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Form 10-K for the fiscal year ended December 31, 2007

Note A – Summary of Significant Accounting Policies

1.           Since your goodwill and intangible assets represent a substantial part of your assets, you should disclose your impairment policy for each in your critical accounting policies and your notes to the financial statements.  Please provide us with your proposed disclosures.

Response:  Following is the proposed disclosure to be included in MISCOR’s summary of significant accounting policies in the notes to its annual financial statements, and in its critical accounting policies and estimates section included in Management’s Discussion and Analysis, in future filings:

Larry Spirgel, Assistant Director
Securities and Exchange Commission
December 19, 2008

Goodwill and other intangible assets. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, intangible assets other than goodwill are amortized over their useful lives, unless the useful lives are determined to be indefinite.

Goodwill represents the excess cost of companies acquired over the fair value of their net assets at the dates of acquisition.  Goodwill, which is not subject to amortization, is required to be tested for impairment, at least annually, and written down when impaired.  In accordance with SFAS No. 142, goodwill is tested for impairment using a two-step process.  The first step is to identify a potential impairment and the second step measures the amount of the impairment loss, if any.  Goodwill is deemed to be impaired if the carrying amount of the asset exceeds its estimated fair value.

Our other intangible assets were all considered to have a definite life and are amortized over the shorter of the useful life or contractual life of these assets. Intangible assets with definite useful lives are periodically reviewed to determine if facts and circumstances indicate that the useful life is shorter than originally estimated or that the carrying amount of assets may not be recoverable. If such facts and circumstances do exist, the recoverability of intangible assets is assessed by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairments, if any, are based on the excess of the carrying amount over the fair value of those assets.

2.           Addressing paragraphs 30 and 31 of SFAS 142 and EITF D-101, tell us how you determined your reporting units and tell us what those reporting units are.

Response:  SFAS 142, paragraphs 30 and 31 and EITF D-101 provide guidance for determining reporting units for the purpose of testing goodwill for impairment. SFAS 142, paragraph 30, states that “a reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component. The relevant provisions of Statement 131 and related interpretive literature shall be used to determine the reporting units of an entity.”

Larry Spirgel, Assistant Director
Securities and Exchange Commission
December 19, 2008

MISCOR operates in two segments: the repair, remanufacturing and manufacturing (“RRM”) segment; and the construction and engineering services (“CES”) segment. In evaluating goodwill for impairment, goodwill is allocated to reporting units one level below MISCOR’s operating segments. For the year ended December 31 2007, the two reporting units or components which contain goodwill are Ideal Consolidated Inc. (“Ideal”) and Magnetech Industrial Services, Inc. (“MIS”). Each of the two components is a separate and distinct business for which discrete financial information is available. Ideal is a component of the CES segment and MIS is a component of the RRM segment. Segment management regularly reviews the financial results of the components.

MIS and Ideal are not aggregated with other components in their respective segments as they do not have similar economic characteristics with the other components. Their products and services are different as are the processes. MIS and Ideal do not share assets with other components and they are both economically independent. Therefore, these components have not been aggregated and deemed a single reporting unit with other components.

Variable Interest Entities, page 35

3.           We note that JAM Fox Investments LLC was formed for the purpose of acquiring real estate and leasing it to you.  Provide us with additional details of the variable interest entity including your FIN 46R analysis.  Tell us in detail how you considered paragraphs 16 and 17 of FIN 46R.

Response:  Paragraph 16 of FIN 46R provides guidance for determining whether an enterprise is the primary beneficiary of a variable interest entity. Paragraph 16 states that “an enterprise with a variable interest shall treat variable interests in that same entity held by its related parties as it own interests.”

JAM Fox Investments LLC was formed for the purpose of acquiring real estate and leasing it to MISCOR. Following is additional details of the variable interest entity. MISCOR is involved with JAM Fox Investments LLC, which qualifies as an implicit variable interest entity (“VIE”) in accordance with FSP FIN 46(R)-5. The VIE is 100% owned by the President and CEO of MISCOR, John Martell. MISCOR’s involvement with the entity began on August 3, 2001, and is limited to lease agreements for the use of four of its facilities. The entity was formed for the purpose of acquiring real estate, and its activities primarily relate to the leasing of such real estate to MISCOR. Although MISCOR has no contractual obligation to guarantee the mortgages on these properties in the event of default by Mr. Martell, MISCOR still considers these real estate partnerships to be VIEs under the guidance of FSP FIN 46(R)-5 in that there is an implicit variable interest due to the nature of the relationship (related party) between these entities and MISCOR.

Larry Spirgel, Assistant Director
Securities and Exchange Commission
December 19, 2008

Paragraph 17 of FIN 46R provides guidance for determining which party within a related party group is the primary beneficiary of the variable interests. Paragraph 17 states “the party, within the related party group, that is most closely associated with the variable interest entity is the primary beneficiary. The determination of which party within the related party group is most closely associated with the variable interest entity requires judgment and shall be based on an analysis of all relevant facts and circumstances”.

In evaluating these VIEs, management has determined that MISCOR is not the primary beneficiary, since MISCOR will not receive any of the residual income from these entities or absorb over 50% of these entities’ expected losses as MISCOR has not guaranteed any of the mortgage obligations of these properties. Based on information provided by Mr. Martell: all four entities have historically operated at a profit and have positive equity as of December 31, 2007; and Mr. Martell appears to have sufficient financial assets to personally satisfy the outstanding mortgage obligations of these properties without requiring the assistance of MISCOR.  Consequently, management does not believe that MISCOR has any exposure to loss resulting from its involvement with JAM Fox Investments LLC as of December 31, 2007.

Further, under existing MISCOR policy, any changes to the terms and conditions of the lease agreements between MISCOR and JAM Fox Investments, LLC would need to be reviewed and approved by MISCOR’s full Board of Directors. In that regard, because MISCOR’s controlling shareholder, Tontine Capital Management, LLC, had as of December 31, 2007 (and as of the date of this letter continues to have) the right to appoint an observer to attend meetings of MISCOR’s Board, Tontine would have the opportunity to voice its objections to any proposed changes to the lease agreements.

Note E – Intangible Assets, page 40

4.           We note that you assigned a useful life of 20 years to your customer relationship intangible assets.  Specifically refer to the criteria in paragraph 11 of SFAS 142 in your response.

Response:  MISCOR has assigned a useful life of 20 years to its customer relationship intangible assets in conjunction with MISCOR’s acquisition of 3-D Service, Ltd. (“3-D”). 3-D will continue to derive revenue from its ongoing relationship with its customers. The customer relationships are valuable assets to the firm because of the high probability of future revenue/profits resulting from these relationships. However, the value will not last indefinitely. MISCOR estimated that it would experience an average attrition rate of approximately 5% which translates into an average remaining useful life of 20 years.  In estimating the useful life, MISCOR considered the factors identified in SFAS 142, paragraph 11:

(a)	The expected use of the asset; namely the customer relationships: Customer relationships are a critical asset of all business and MISCOR

Larry Spirgel, Assistant Director
Securities and Exchange Commission
December 19, 2008

expects 3-D to continue to manage and derive business from these relationships on a continuing basis.

(b)
The expected useful life of another asset or a group of assets to which the useful life of the customer relationships may relate: MISCOR did not identify any related asset with a more limited useful life that would limit the expected useful life of the customer relationships.

(c)
Legal, regulatory, or contractual provisions that may limit the useful life of the customer relationships:  MISCOR is not aware of any legal, regulatory or contractual provisions that would limit the useful life of the customer relationships.

(d)	Legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost: This factor is not applicable.

(e)
The effects of obsolescence, demand, competition, and other economic factors: The primary business of 3-D is the repair, remanufacture and maintenance of industrial electrical and mechanical equipment. The technology related to the equipment has not changed significantly over time and it is more cost efficient to repair, remanufacture or maintain the equipment than replace it with new equipment in many situations. As the base of industrial, electrical and mechanical equipment ages, the need to repair, remanufacture and maintain the equipment increases. MISCOR is one of the larger providers of this service in the eastern third of the USA. All of these factors support a long useful life. However, customers do go out of business, some are acquired, and others do occasionally switch to one of MISCOR’s competitors. It is the combination of these factors that supports the estimated annual attrition rate and the average useful life of 20 years.

(f)
The level of maintenance expenditures required to obtain the expected future cash flows from the assets:  Outside of the normal repair, maintenance and periodic replacement of machinery and equipment, MISCOR did not identify a material level of required maintenance in relation to the carrying value of the customer relationships that would suggest a limited useful life.

Larry Spirgel, Assistant Director
Securities and Exchange Commission
December 19, 2008

Note O – Segment Information, page 62

5.           We note that you realigned your segments in 2007.  We also note that your repair, remanufacturing and manufacturing segment is comprised of three primary business groups including, the Motor Group, the Magnet Group and the Rail Services Group.  Tell us how you considered paragraphs 10-17 of SFAS 131 in the determination that each of these groups does not comprise a separate operating and/or reportable segment.  Provide us with the information provided to your chief operating decision maker to make decisions about resources to be allocated to the segments and assess their performance.

Response:  As noted above, MISCOR operates in two segments: the RRM segment; and the CES segment. As it relates to production facilities, MISCOR has organized its RRM segment into three primary business groups: the Motor Group; the Magnet Group; and the Rail Services Group. As December 31, 2007, MISCOR had seven facilities engaged in the repair and remanufacture of motors, two facilities engaged in the repair, remanufacture and manufacture of lifting magnets and two facilities involved in the remanufacture and manufacture of diesel power assemblies for rail and marine applications. However, MISCOR’s chief operating decision maker and the executive group manage all of these entities under the broad concept/segment of repair, remanufacture and manufacture because of the overlapping customer base and common sales force and production strategy.

MISCOR considered paragraphs 10-17 of SFAS 131 in establishing its reporting segments and in determining that each of the three groups (i.e., the Motor Group, the Magnet Group and the Rail Services Group) does not comprise a separate operating and/or reportable segment. Each of the three groups engages in business activities that earn revenues and incur expenses (paragraph 10.a.). However, operating results of the three groups are not reviewed by MISCOR’s chief operating decision maker (paragraph 10.b.) as separate financial statements are not prepared for each of the three groups (paragraph 10.c.). Rather, the operating results of the two segments, as defined, are prepared and reviewed by the chief operating decision maker and the executive group. For the RRM segment, the operating results and financial condition of each legal entity comprising the RRM segment are presented in consolidating segment financial statements; separate results for each group in the RRM segment are not prepared.

6.           Provide us with, and disclose, the amount of goodwill allocated to each segment.  Refer to paragraph 45 of SFAS 142.

Response:  SFAS 142, paragraph 45, requires that entities that report segment information in accordance with SFAS 131 are required to disclose the amount of goodwill for each reportable segment and disclose any significant changes in the allocation of goodwill by reportable segment. Following is the amount of goodwill allocated to each reportable segment as of September 28, 2008 (amounts in thousands):

Larry Spirgel, Assistant Director
Securities and Exchange Commission
December 19, 2008

Repair, remanufacturing and manufacturing	$ 12,747
Construction and engineering services	634
$ 13,381

MISCOR will disclose the amount of goodwill allocated to each of its reportable segments in future filings.

Form 10-Q for the quarterly period ended September 28, 2008

Note G – Revolving Credit Line, page 10

7.           We note that as of September 28, 2008 you were not in compliance with one of your financial covenants related to the Wells Fargo Revolving Line of Credit.  Further we note that you were not in compliance with a covenant at June 29, 2008.  In both cases, we note that you received a waiver.  Provide us with more details of each of the covenants that were in violation.  It is unclear from your current disclosures whether or not the violations were of the same covenant.

Please revise to provide more disclosure regarding your covenant violations, including the specific covenant that was in violation and the actual ratios/actual amounts versus the minimum/maximum ratios/amounts permitted under your line of credit for such covenant.  Further, disclose whether you expect to be in compliance with such covenants in future periods and explain in detail why you believe you will be in compliance.  Also, disclose whether you are able to access all of the amounts available under the revolving credit line if you are not in compliance with all of your covenants.  Are there any limitations to what you can continue to draw on the line?  Provide us with your proposed disclosures.

Response:  For the quarterly periods ended June 29, 2008 and September 28, 2008, MISCOR was not in compliance with the capital expenditures financial covenant in the Credit Agreement with Wells Fargo.

For the quarterly period ended June 29, 2008, the financial covenant was as follows:

Larry Spirgel, Assistant Director
Securities and Exchange Commission
December 19, 2008

Capital Expenditures.  Pursuant to Section 6.2(c) of the Credit Agreement, for the year-to-date period ending on the Reporting Date, (a) capital expenditures must not exceed One Million Five Hundred Thousand Dollars ($1,500,000) in the aggregate during any fiscal year, and (b) not more than Five Hundred Thousand Dollars ($500,000) in the aggregate of such expenditures may be made from the Borrowers’ working capital during in any fiscal year.

As of June 29, 2008, MISCOR was not in compliance with provision (b) above in that it had spent $907,000 from its working capital. MISCOR requested a waiver from the bank and the bank provided the waiver and agreed to increase the maximum limits for the balance of 2008 to $2,000,000 in the aggregate and $1,250,000 from working capital.

For the quarterly period ended September 28, 2008, the financial covenant was as follows:

Capital Expenditures.  Pursuant to Section 6.2(c) of the Credit Agreement, for the year-to-date period ending on the Reporting Date, (a) capital expenditures must not exceed two Million Dollars ($2,000,000) in the aggregate during any fiscal year, and (b) not more than One Million Two Hundred Fifty Thousand Dollars ($1,250,000) in the aggregate of such expenditures may be made from the Borrowers’ working capital during in any fiscal year.

As of September 28, 2008, MISCOR was not in compliance with provision (b) above in that it had spent $1,562,000 from its working capital. MISCOR requested a waiver from the bank and the bank provided the waiver and agreed to increase the maximum limits for the balance of 2008 to $2,750,000 in the aggregate and $2,250,000 from working capital.

Neither violation limited MISCOR’s access to funds available under the credit facility and no additional limitations were imposed by Wells Fargo on MISCOR’s ability to draw on the line. MISCOR expects to be in compliance for the balance of 2008 based on the amount of capital expenditures in process and the budgetary constraints it has put in place to limit the amount of capital expenditures to comply with the covenant. The covenant will be reset for the year ending December 31, 2009, and MISCOR expects to be in compliance throughout 2009.

Following is MISCOR’s proposed disclosure in Footnote G, Revolving Credit Line, to its annual financial statements addressing the Wells Fargo covenants, to be revised as appropriate for future filings (amounts in thousands):

Larry Spirgel, Assistant Director
Securities and Exchange Commission
December 19, 2008

If the Company defaults under its obligations to Wells Fargo, then the interest on the outstanding principal balance of each note will increase by 3% until the default is cured or waived.  Other remedies available to Wells Fargo upon an event of default include the right to accelerate the maturity of all obligations, the right to foreclose on the assets securing the obligations, all rights of a secured creditor under applicable law, and other rights set forth in the loan documents. Under the credit facility, there are certain financial covenants including minimum book net worth and net income, maximum capital expenditures and debt service coverage ratios. The Company was not in compliance with one of its financial covenants, namely the maximum capital expenditures covenant, as of September 28, 2008. For the nine months ended September 28, 2008, the Company acquired $1,562 in capital expenditures from working capital which exceeded the revised covenant limit of $1,250. The Company received a waiver from the lender for this violation and the maximum limit was increased to $2,250. No additional limitations were imposed as a result of the covenant default on our ability to draw down on remaining available amounts under the credit facility.

In addition to the footnote disclosure above, MISCOR will disclose in the Liquidity and Capital Resources section of the Management Discussion and Analysis in future filings, whether it expects to be in compliance with such covenants in future periods and, if so, will explain why it believes it will be in compliance.

Item 2.  Management’s Discussion and Analysis …, page 20

Results of Operations, page 24

8.           In future filings please provide more detailed analysis of the reasons underlying identified material quantitative changes in operating measures from period to period.  Your discussion should not merely repeat numerical data contained in the financial statements.  You should provide more meaningful information, such as your discussion of the underlying reasons for the company’s increased sales performance for its most recent third quarter set forth in your press release dated November 12, 2008.  For more information, refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, 34-48960, dated December 29, 2003), and Section III.E. of the Interpretive Rule on

Larry Spirgel, Assistant Director
Securities and Exchange Commission
December 19, 2008

Management’s Discussion and Analysis (Release Nos. 33-6835, 34-26831, dated May 18, 1989).

Response:  In future filings, MISCOR will provide more detailed analysis of the reasons underlying identified material quantitative changes in operating measures from period to period. It will also refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations and Section III.E. of the Interpretive Rule on Management’s Discussion and Analysis.

Liquidity and Capital Resources, page 26

9.           In the last paragraph on page 28, you state that the company amended its credit facility with Wells Fargo in April 2008 to, among other things, revise the formula for the maximum aggregate principal amount that may be borrowed under the revolving note.  However, it does not appear that you have filed this amendment in any of your previous periodic reports as required by Item 601(a)(4) of Regulation S-K.  Therefore, please file this amendment as an exhibit, or tell us how you have complied with this requirement.

Response:  MISCOR will file the April 2008 amendment to its credit facility with Wells Fargo as an exhibit to a subsequent public filing.

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MISCOR Acknowledgements

MISCOR acknowledges that:

•	MISCOR is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in respond to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	MISCOR may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Larry Spirgel, Assistant Director
Securities and Exchange Commission
December 19, 2008

We appreciate your review of MISCOR’s responses to your comments.  Should you have additional comments or questions, please contact me at 616.742.3933.

Very truly yours,

/s/ R. Paul Guerre

R. Paul Guerre

cc:	John A. Martell
Richard J. Mullin
James M. Lewis
Joseph W. Beach
James Kochanski
Richard L. Mintz